14047122

SECL ...SSION
Washington, D.C. 20549

CM

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 67555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh (City) North Carolina (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Baker 919-846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

5430 Wade Park Boulevard, Suite 208 (Address) Raleigh (City) North Carolina (State) 27607 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Commission Expires Aug 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hatteras Capital Distributors, LLC

Financial Statements, Supplemental Schedule and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

For the Year Ended December 31, 2013

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Hatteras Capital Distributors, LLC

Financial Statements, Supplemental Schedule and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

For the Year Ended December 31, 2013

Hatteras Capital Distributors, LLC

Contents

BDO

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Independent Auditor's Report

The Member
Hatteras Capital Distributors, LLC

We have audited the accompanying financial statements of Hatteras Capital Distributors, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

February 26, 2014

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2013
Assets		
Cash	$	757,480
Due from affiliates, net		246,249
Service fee receivable		33,496
Prepaid expenses		22,536
Total Assets	$	1,059,761
Liabilities		
Accounts payable & accrued expenses		25,850
Total Liabilities		25,850
Member's Equity		1,033,911
Total Liabilities and Member's Equity	$	1,059,761

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Income

Year ended December 31,		2013
Revenues		
Service fees	$	4,342,758
Investment service fees		132,843
Other income		53,999
Total Revenues		4,529,600
Expenses		
Payroll and related expenses		2,466,321
Travel, meals and entertainment		322,527
Marketing events and materials		187,205
Professional fees		54,901
Regulatory fees and expenses		54,823
Rent		42,683
Office expenses		34,613
Service fees		29,403
Insurance		20,270
Depreciation		15,783
Other expenses		13,369
Total Expenses		3,241,898
Net Income	$	1,287,702

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Changes in Member's Equity

		Member's Equity
Balance, January 1, 2013	$	426,209
Net income		1,287,702
Distributions		(680,000)
Balance, December 31, 2013	**$**	**1,033,911**

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2013
Operating Activities	
Net income	$ 1,287,702
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in service fee receivable	4,504
Decrease in due from affiliates, net	(121,505)
Decrease in prepaid expenses	1,028
Decrease in accounts payable and accrued expenses	(1,715)
Net Cash Provided by Operating Activities	1,170,014
Financing Activities	
Distributions	(680,000)
Net Cash Used in Financing Activities	(680,000)
Net Increase in Cash	490,014
Cash, beginning of period	267,466
Cash, end of period	$ 757,480

See accompanying notes to financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina. HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe keep customer securities. On August 10, 2011, all of the then existing Members of HCD exchanged their membership interest in HCD for interests in Hatteras Capital Investment Management, LLC ("HCIM"). As a result of this exchange, HCD became a wholly-owned subsidiary of HCIM, which provides investment advisory services to various funds within Hatteras related pooled investment vehicles.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

Cash

The Company maintains cash deposits with various financial institutions. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). As such, in the event of the banks' insolvency, recovery of Company assets may be limited to the amount insured by the FDIC. The Company has not experienced any losses to date.

Service Fees Receivable and Due from Affiliates

The Company records service fees receivable when fees have been earned. Fees related to unrelated parties are included in service fees receivables. Amounts owed for services provided by Hatteras Investment Partners, LLC ("HIP"), net of any service fees to be received from HIP, are included in Due to Affiliates. Amounts receivable from Hatteras Capital Investment Management, LLC ("HCIM") are included in Due from Affiliates. Due to Affiliates and Due from Affiliates are netted on the statement of financial condition. For the purposes of calculating net capital, the Company does not net amounts payable and receivable to affiliated entities.

The Company evaluates collectability of its receivables and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. At December 31, 2013, the Company did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition

The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements with HIP and HCIM or internal accounting policies documented among the affiliated entities. Service fees are recognized when earned and are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each Fund's administrator.

Through a Fee Allocation Agreement with HCIP as the General Partner of Hatteras Late Stage VC Fund I, L.P. ("LSVC"), and HCIM, the Investment Manager to LSVC, the Company earns investor service fees for placement agent and investor services. Investor service fees are recognized when earned and are calculated as a percentage of committed capital less the cost basis of the portfolio securities sold, distributed or written-off.

Concentration of Credit Risk

The Company derives its revenues from a small number of clients and there is a concentration of receivables associated with these clients (see Note 2).

Income Taxes

The Company is a wholly-owned subsidiary of HCIM. HCIM is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, HCIM files a consolidated return which includes reporting all of the Company's net income.

In accordance with ASC 740, *Income Taxes*, Management has analyzed the Company's tax positions taken with respect to all applicable income tax issues, and has concluded that no provision for income tax is required in the Company's financial statements.

Expenses

The Company participates in an expense sharing agreement with HIP with which it shares office facilities. A portion of expenses reflected on the statement of income are allocations of relevant expenses in accordance with the agreement and are generally based on percentage of time, space, and equipment used by certain HIP employees in conducting activities related to the Company.

2. Related Party Transactions

Included in the statement of income are investor service fees and service fees from HCIM. In addition, the statement of income includes operating expenses resulting from the expense sharing arrangement with HIP.

The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2013:

December 31,	2013
Investor service fees from LSVC	$ 118,710
Service fees from HIP	1,172,594
Service fees from HCIM	3,184,297
Other income	53,999
Total Revenues	**$ 4,529,600**
Operating expenses allocated from HIP	$ 3,066,153
Total Expenses	**$ 3,066,153**
Due to HIP	$ 152,026
Due from HCIM	382,720
Due from Hatteras Alternative Mutual Funds, LLC	15,555
Net Related Party Receivables	**$ 246,249**

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had regulatory net capital of $564,604 and a required minimum regulatory net capital of $11,858.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is currently unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

5. Subsequent Events

On October 1, 2013, the Company and its affiliated entities entered into an asset purchase agreement with Scotland Acquisition, LLC d/b/a Hatteras Funds, LLC, a wholly-owned subsidiary of RCS Capital Corporation. In connection with this transaction, the Company and its affiliated entities intend to assign all of its rights and obligations to Hatteras Funds, LLC upon closing of the transaction. The purchase is expected to close in the first quarter of 2014.

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2014, which was the date the financial statements were available to be issued, and determined there were no other subsequent events that required disclosure.

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2013
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 1,033,911
Less: Nonallowable assets:	
Due from affiliates	398,275
Other assets	56,032
Other deductions	15,000
Net Capital	564,604
Computation of Basic Net Capital Requirement:	
6-2/3% of $177,876, aggregate indebtedness	11,858
Minimum net capital required, pursuant to Rule 15c3-1	11,858
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	552,746
Computation of Aggregate Indebtedness:	
Due to affiliates	152,026
Accounts payable and accrued expenses	25,850
Total Aggregate Indebtedness Liabilities	$ 177,876
Percentage of Aggregate Indebtedness to Net Capital	31.5%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2013 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BDO

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Company's management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 26, 2014